Neighborhood Sun Benefit Corporation

Regulation Crowdfunding Form C - Offering Statement

Neighborhood Sun Community Access Note – Operating Asset Loan

Securities: Fractional interests in a single promissory note administered by Climatize Earth Securities LLC (Administrative Agent)

Target Offering Amount: $250,000

Maximum Offering Amount: $500,000

Interest Rate per Year: 9.25%

Maturity Date: 60 months from the Issuance Date

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Account Control Agreement for the Payment Reserve Control Account, and any Security/Pledge Agreement attached as exhibits, which govern these limitations. The Offering closing and release of investor funds from escrow are also subject to the satisfaction of conditions precedent described in the Term Sheet and Promissory Note including any senior debt commitment as a condition to escrow release.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements including the Minimum Reserve Amount, which is the greater of one quarterly interest payment or five percent (5.00%) of the funded principal and replenishment requirements, and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under those agreements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and any material changes, will be posted on the Neighborhood Sun Benefit Corporation Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding-portal intermediary. Information about Neighborhood Sun Benefit Corporation (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize on the Climatize Platform (https://climatize.earth/). Material documents such as the Project Summary, the Term Sheet, and the Promissory Note are attached as exhibits, may be updated from time to time, and are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage, or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

The Issuer, with its principal place of business at 909 Rose Avenue, Suite 400, North Bethesda, MD 20852 and its website address of https://neighborhoodsun.solar, has certified that all of the following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

[SIGNATURE PAGE FOLLOWS]

Neighborhood Sun Benefit Corporation
a Maryland benefit corporation

Gary Skulnik

By: _____
Name: Gary Skulnik
Title: Chief Executive Officer
Date: January 13, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in the Issuer, Neighborhood Sun Benefit Corporation.

About the Issuer

Neighborhood Sun Benefit Corporation ("Neighborhood Sun" or the "Issuer") is a corporation organized under the laws of the State of Maryland. The Issuer is a community-focused grassroots clean energy provider that saves people money on electricity and supports environmental benefits by selling and managing subscriptions that fund community solar projects.

Neighborhood Sun's software and services enable subscribers to purchase a percentage of the energy generated from a community solar project, with subscribers receiving bill credits on their residential or commercial electricity bills equal to the pro-rate portion of the energy generated by the applicable community solar project. The Issuer manages the customer lifecycle on behalf of the solar project owners, including subscriber acquisition, billing, and customer service, supported by its proprietary platform.

Neighborhood Sun is working with Climatize Earth Securities LLC ("Climatize"), an SEC-registered crowdfunding portal, to raise capital under Regulation Crowdfunding. Through this Offering, investors purchase fractional interest in a single loan (a Promissory Note). The loan is administered by Climatize as Administrative Agent. Investor rights and protections are defined in the Note and related Offering Documents whose terms are summarized in this Form C.

About the Project/Portfolio (Operating Asset)

This Offering supports an operating community solar customer acquisition and subscription servicing platform, together with the associated contracts and revenue streams, intended to be held and managed under the Issuer's ownership and operational control directly or through a designated operating subsidiary.

The Issuer or its designated subsidiary anticipates acquiring community solar assets and an operating platform on economics substantially consistent with the following: $5,000,000 purchase price, including a $3,750,000 cash closing payment, a $1,250,000 seller note (interest-only; balloon at maturity; four (4) year term; 18% stated interest rate as between buyer and seller), and a $250,000 holdback for post-closing adjustments and indemnity claims under the asset purchase agreement.

Money raised by this Offering is designed to fund a defined portion of the Issuer's cash needs associated with the acquisition closing payment and related costs and to support ongoing Portfolio working capital and reserves, as disclosed in the Form C and Promissory Note. Eligible uses of proceeds include funding a portion of the cash consideration payable at closing, transaction costs and integration expenses, reserve funding including a payment reserve sized per the Term Sheet, and other qualified, project-related operating costs as further described in the Promissory Note.

The Offering

Purpose of the Offering

This Offering is designed to refinance a portion of the acquisition capital used in connection with the Issuer's acquisition of certain community solar operating assets and an operating customer subscription servicing platform. The Notes issued in this Offering are intended to fund a defined portion of the Issuer's cash needs associated with (i) the acquisition closing payment and related costs and (ii) ongoing Portfolio working capital and reserves, as disclosed in the Form C and Promissory Note.

As part of this financing, the Issuer will also set aside money in a Payment Reserve Account to help protect investors and provide a safeguard supporting scheduled payments, and the account will be subject to an Account Control Agreement in favor of the Administrative Agent upon an Event of Default.

Condition Precedent (Escrow Release). Notwithstanding anything to the contrary in the Offering Materials, no Offering proceeds will be released from escrow unless and until Climatize and the Issuer have received and approved an executed term sheet or other executed definitive commitment for a senior debt facility intended to be senior to the Notes (the "Senior Debt"), in form and substance satisfactory to Climatize and consistent with the Offering disclosures.

Use of Proceeds

The Issuer is seeking to raise $250,000 (the "Target Offering Amount") to $500,000 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$231,500	$462,500
Origination Fee (5%)	$12,500	$25,000
Servicing Fee (0.5% annually)	$6,250.00	$12,500
Total Offering Proceeds	**$250,000**	**$500,000**

Servicing Fee mechanics: The Servicing Fee is charged for each year during the 60-month (five-year) term, and is deducted upfront from Offering proceeds in an amount equal to 0.50% per year for the full five-year term (2.50% of gross proceeds), then held in custody in the Payment Reserve Account until earned and released at the beginning of each year.

Use of Net Proceeds: Project and Reserve

Most of the money raised will be used to fund a defined portion of the Issuer's cash needs associated with the acquisition closing payment and related transaction/integration costs, and to support ongoing Portfolio working capital and reserves, as described in the Offering Documents.

A portion of funds will also go into the Payment Reserve Account, which acts as a reserve for investors by setting aside money to cover scheduled interest payments if needed. The reserve will be sized at the greater of (i) one quarterly interest payment or (ii) 5.00% of funded principal (the "Minimum Reserve Amount"), and if the reserve falls below the Minimum Reserve Amount, the responsible party has thirty (30) calendar days to replenish (or an Event of Default occurs).

Use of Net Proceeds: Legal & Accounting

Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer. These costs, when covered separately by the Issuer, do not reduce the principal amount that investors are funding except to the extent any such fees are expressly deducted from proceeds under the Term Sheet and Promissory Note.

Additional Detail

At the stated 9.25% annual interest rate, one quarter of interest equals $5,781.25 if the Target is raised and $11,562.50 if the Maximum is raised. Five percent (5.00%) of the raise equals $12,500 at the Target and $25,000 at the Maximum. The Payment Reserve will be funded at the higher of those two values, and allocations among categories may be adjusted as needed to match actual acquisition and operating costs, but total spending will not exceed net proceeds and all uses remain subject to the Offering Documents and Administrative Agent oversight.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Gary Skulnik

Title: Founder & Chief Executive Officer
Employer: Neighborhood Sun Benefit Corporation
Employer's Principal Business: Community solar subscriber management software and services; customer acquisition/enrollment; billing and payment processing; software licensing; and utility/customer/asset-owner relationship management.
Dates of Service: Jan 2015 – Present

Gary is a seasoned clean-energy executive. In 2015, he founded Neighborhood Sun and currently serves as CEO. Under his leadership, the company has focused on customer acquisition and management for community solar projects across several states and raised over $7 million in investment. His prior experience includes environmental advocacy and media roles(including the Sierra Club, Greenpeace, and CNN Headline News, and he previously co-founded Clean Currents (Co-Founder and President/CMO). He holds a M.S. in Communications/Journalism (University of Miami) and a B.A. in Comparative Religion (Vassar College).

Cara Humphrey

Title: Chief Revenue Officer
Employer: Neighborhood Sun Benefit Corporation
Employer's Principal Business: Community solar subscriber management software and services; customer acquisition/enrollment; billing and payment processing; software licensing; and utility/customer/asset-owner relationship management.
Dates of Service: November 2021 - Present

Cara is a business development executive focused on renewable energy. She launched and led the Strategic Sales Department at Neighborhood Sun, including partnerships and municipal campaigns, expansion into new markets, and outreach to underserved communities. She previously co-founded Astral Power and served as VP of Sales and Strategy, and held leadership roles at PlugPV Solar and Direct Energy Solar formerly Astrum Solar.

John Wilson

Title: Chief Technology Officer
Employer: Neighborhood Sun Benefit Corporation
Employer's Principal Business: Community solar subscriber management software and services; customer acquisition/enrollment; billing and payment processing; software licensing; and utility/customer/asset-owner relationship management.
Dates of Service: October 2020 – Present

John is a technology executive leading development and implementation of the SunEngine platform and overseeing IT/software teams supporting the Company's operations and client transitions to the platform.

William Bumpers

Title: Member, Board of Directors
Employer: Retired Attorney
Employer's Principal Business: NA
Dates of Service: NA

Mr. Bumpers is a retired attorney who specialized in environmental law for decades. He was the Environmental Chair at Baker Botts LLP and a Partner before his retirement.

Wilson Chang

Title: Member, Board of Directors
Employer: Sunrock Distributed Generation; Chief Executive Officer
Employer's Principal Business: Distributed solar development
Dates of Service: NA

Mr. Chang is a seasoned solar business leader who has co-founded several solar ventures, including Sun Rock and Sun Stone Credit. He has worked for decades in the investment space, including many years at Hudson Sustainable Group.

Shari Friedman,

Title: Member, Board of Directors
Employer: Eurasia Group
Employer's Principal Business: Geopolitical risk and strategic advisory; climate/sustainability advisory
Dates of Service: NA

Sustainability and climate finance executive with 25+ years at the intersection of investment, policy/geopolitics, and global strategy. Proven track record mobilizing sustainable capital, designing corporate climate strategies, and advising CEOs, foundations, and investors on climate, biodiversity, and resilience. Trusted partner to governments, multilateral institutions, and the private sector on navigating global trends in climate and sustainability. Experienced in building cross-sector initiatives that link finance, policy, and innovation to accelerate the energy transition and protect nature. Brings board leadership, a global network, and the ability to convene decision-makers across sectors to drive impact.

Meirav Azoulay

Title: Member, Board of Directors
Employer: M.A. Advisory Services, Managing Director
Employer's Principal Business: Advisory, speciality finance and fintech-related advisory services
Dates of Service: NA

Ms. Azoulay is an experienced specialty finance and fintech investment executive with demonstrated success in mergers and acquisitions, origination, execution, capital raise, financial and operational analysis, underwriting, negotiating documents, managing and leading different teams. She has sold multiple companies and raised over $60 billion globally.

Kim Kolt

Title: Member, Board of Directors

Employer: Bay Bridge Ventures, General Partner
Employer's Principal Business: Venture capital and impact investing
Dates of Service: NA

Ms. Kolt is an experienced investor and clean energy expert. She is co-founder and General Partner at Bay Bridge Ventures and is the Founder and President of For Good Ventures.

Ian Sneed

Title: Member, Board of Directors
Employer: Galt Power, Chief Operations Officer
Employer's Principal Business: Power markets, energy management (wholesale power markets)
Dates of Service: NA

Mr. Sneed is a versatile, results focused energy professional with a breadth of operational experience that spans both the supply side and demand side of wholesale power markets. His focus at Customized Energy Solutions is on all things "Behind The Meter"; helping clients with DR and DER assets capture and maximize the various revenue streams available through ISO and utility programs.

Principal Security Holders - One or More 20%+ Security Holder

Investor base: Neighborhood Sun has three institutional investors, three Regulation Crowdfunding campaigns, and has raised approximately $7.5 million to-date, with 47 angel investors.

Capital structure: The audited financial statements describe a capital structure authorized to issue common stock and preferred stock, with 2,037,381 shares of common stock issued and outstanding and 1,192,163 shares of preferred stock issued and outstanding as of December 31, 2024 (preferred generally votes with common on an as-converted basis).

As of the date of this Form C, no individual beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated by voting power.

Current Employees

As of the date of this Form C, the Issuer currently has 25 full-time employees, two part-time employees, and five contract employees.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Operating-Asset Loan (Community Access Note)
- Target Offering Amount: $250,000
- Maximum Offering Amount: $500,000
- Interest Rate: 9.25% per annum (fixed)
- Offering Period: As posted on the funding portal; the Issuance Date is the first day immediately following a valid closing
- Term: 60-months from the Issuance Date (balloon payment at maturity)

The Notes are governed by a Promissory Note and Term Sheet and, if applicable, an intercreditor/subordination agreement or other collateral/control documents, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 5.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Operating-Asset Note

Summary Description. This Offering finances Neighborhood Sun Benefit Corporation (the "Issuer") in connection with the Issuer's acquisition and management of a community solar customer subscription servicing platform and related contractual cash flows (the "Project" or "Portfolio"), and to provide flexible operating and integration capital to the Issuer and/or any designated operating subsidiary(ies), as further described in the Promissory Note and other Offering Documents.

Conditions Precedent; Escrow Release (Senior Debt). Notwithstanding anything to the contrary herein, no Offering proceeds will be released from escrow unless and until Climatize and the Issuer have received and approved an executed term sheet or other executed definitive commitment for the senior debt facility intended to be senior to the Notes (the "Senior Debt"), in form and substance satisfactory to Climatize in its administrative and compliance capacity, and consistent with the Offering disclosures.

Repayment Terms.

- Interest Only: Accrued interest shall be payable in arrears on January 1, April 1, July 1, and October 1 of each calendar year or the next business day, beginning with the first such date following the applicable Issuance Date. A stub interest period will apply for any initial partial quarter.
- Maturity: All outstanding principal, together with accrued and unpaid interest, shall be due in full on the Maturity Date (balloon).
- Prepayment: The Notes may be prepaid in whole or in part at any time prior to the Maturity Date without premium or penalty (unless otherwise specified in the final Promissory Note). Any such

prepayment shall include all accrued and unpaid interest through the date of prepayment. The Issuer shall provide at least fifteen (15) business days' written notice to the Administrative Agent prior to any voluntary prepayment.

Payment Reserve. A dedicated deposit account (the "Payment Reserve Account") shall be maintained for the sole purpose of servicing the Notes during the Term and shall be subject to an Account Control Agreement enabling the Administrative Agent to assume exclusive control upon an Event of Default. As of the Issuance Date, the responsible party the Issuer and/or any designated borrower, as specified in the Promissory Note, shall fund the Payment Reserve Account in an amount not less than the greater of: (a) one quarterly interest payment due under the Notes; or (b) five percent (5.00%) of the total principal amount funded under this Offering (the "Minimum Reserve Amount"). If the Payment Reserve Account falls below the Minimum Reserve Amount, the responsible party shall have thirty (30) calendar days to replenish; failure to do so constitutes an Event of Default

Collateral (Contractually Secured; Subject to Perfection). The Notes are intended to be supported by a collateral package defined in the Promissory Note and related appendices, which may include, as applicable and to the extent owned/controlled by the Issuer or a Project Company:

- assignment of material Portfolio contracts and receivables (including customer subscription servicing agreements and related revenue rights);
- security interest in relevant personal property and general intangibles associated with the Portfolio platform;
- deposit account control over the Payment Reserve Account; and
- equity pledge of a Project Company, if a Project Company holds the Portfolio assets.

Perfection timing and mechanics (including UCC filings and control agreements) shall be as set forth in the Promissory Note. No investor should rely on immediate collateral recovery absent completed perfection and enforceability steps.

Use of Proceeds Restrictions. Proceeds must be used strictly as set forth in the Term Sheet and this Form C, limited to eligible uses including: (i) funding a portion of the cash consideration payable at closing under the asset acquisition described in the Offering Documents; (ii) transaction costs and integration expenses; (iii) reserve funding including the Payment Reserve Account sized per the Term Sheet; and (iv) other qualified, project-related operating costs as further described in the Promissory Note

Payment Waterfall. All repayments will follow the waterfall set forth in the Promissory Note and Term Sheet. Disbursements from the Payment Reserve Account shall be made on a quarterly basis or as otherwise directed by the Administrative Agent in the following order of priority:

1. Appendix A fees and reimbursable costs including Administrative Agent and servicing-related items as defined in the Offering Documents;
2. Interest payments due to Noteholders;
3. Principal payments due including at maturity;
4. Reserve replenishment to the Minimum Reserve Amount; and
5. Residual distribution to the designated operating account of the Issuer and/or Borrower, provided no Event of Default has occurred and no restriction applies under the Promissory Note or control agreement.

Servicing Fee Mechanics). The Servicing Fee is 0.50% per annum of gross proceeds, deducted from proceeds and held in the Payment Reserve Account until distributed annually in advance, as set forth in the Offering Documents.

<u>Permitted Financing and Distributions</u>. The Issuer may obtain additional financing only to the extent permitted by, and in compliance with, the Promissory Note, including any restrictions on additional indebtedness and liens senior to, or pari passu with, the Notes without Administrative Agent consent, and any required intercreditor/subordination documentation.

<u>Subordination and Intercreditor</u>. The Issuer's capital structure for this transaction includes or is expected to include a Seller Note under the applicable acquisition documentation. To protect Noteholders and avoid value leakage, the Promissory Note may require one or more of the following (as disclosed in the Offering Documents): contractual subordination of the Seller Note; limits on payments to seller-financed obligations during any default or reserve deficiency; restrictions on additional indebtedness and liens senior to, or pari passu with, the Notes without Agent consent; and delivery of an intercreditor/subordination agreement satisfactory to the Administrative Agent.

<u>Change of Control / Sale of the Issuer</u>. Upon a Change of Control, all outstanding principal and accrued interest becomes immediately due and payable with no prepayment penalty. "Change of Control" means the following:

1. The sale or other disposition of all or any substantial portion of the Issuer's assets or equity;
2. A change in more than fifty percent (50%) of the voting power of the Issuer; or
3. Any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

<u>Event of Default.</u> Excluding force majeure, "Event of Default" includes, without limitation, the following:

1. Failure to pay any amount when due;
2. Breach any material obligation or representation;
3. Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary);
4. Any materially false or misleading statements;
5. Improper use of Offering proceeds;
6. Dissolution or disqualification of the Issuer; or
7. Violation of the Term Sheet or Promissory Note or other Offering Documents.

<u>Notice of Default</u>. Issuer must notify Investors within five (5) days after the occurrence of any default or material adverse event likely to trigger a default.

<u>Remedies</u>. After a 30-day cure period, the Administrative Agent, acting for Investors and subject to any applicable intercreditor/subordination agreement, may accelerate the Loan, enforce rights and remedies under the Offering Documents (including reserve account control and collateral enforcement to the extent perfected), and pursue other creditor remedies permitted by law.

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No equity upside participation or conversion feature is offered. Repayment is not guaranteed and depends on available cash and enforceability of the Offering Documents.

Limitations on Voting Rights

The Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

Terms cannot be modified by the Issuer after the Offering is closed. Any material changes prior to the close requires reconfirmation by Investors under Regulation Crowdfunding rules.

Transfer Restrictions Under Regulation CF

The securities may not be transferred during the first year after the purchase except to:

- the Issuer;
- an accredited investor;
- as part of a registered offering; or
- to a member of the purchaser's family or the equivalent, to a trust controlled by the purchaser or a family member, or in connection with the purchaser's death or divorce or other similar circumstance. After one year, transfers require written consent from the Issuer, so records remain accurate.

Valuation Methodology

These Notes are valued at par (original principal). The 9.75% interest rate reflects market terms for an operating-asset refinancing with contractual payment protections, including a Payment Reserve, under Regulation Crowdfunding.

Subordination of Note

This Offering is structured with an escrow release condition tied to documentation for a senior debt facility intended to be senior to the Notes. In addition, the capital structure includes or is expected to include a Seller Note under the acquisition documentation. Accordingly, the Notes may be subject to intercreditor and/or subordination provisions including payment blockage and remedy limitations as set forth in the Promissory Note and any applicable intercreditor/subordination agreement.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS OFFERING STATEMENT OR THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements in Appendix 3 are audited U.S. GAAP financial statements for the fiscal years ended December 31, 2024 and December 31, 2023, accompanied by an independent auditor's report dated December 5, 2025. They include a balance sheet, statement of operations, cash-flow statements, statement of equity, and notes.

Balance sheet (12/31/2024):

- Cash and cash equivalents: $584,665
- Accounts receivable: $650,638
- Total current assets: $1,275,262
- Total assets: $8,116,742
- Total current liabilities: $1,601,005
- Total liabilities: $1,750,905
- Total equity: $6,365,837 (Additional paid-in capital $14,392,733; accumulated deficit $(8,027,219))
- Working capital: negative (current liabilities exceed current assets), consistent with the "going concern" disclosure described below.

Income Statement (2024 vs. 2023):

- Revenue: $6,493,589 (2023: $4,889,506)
- Cost of goods sold: $3,660,782 (2023: $2,316,881)
- Income from operations: $2,832,807 (2023: $2,572,625)
- Selling, general and administrative expenses: $3,376,392 (2023: $4,161,513)
- Net loss: $(630,007) (2023: $(1,622,860))
- Interest expense: $(101,580) (2023: $(42,169))

Cash flows (2024):

- Net cash used in operating activities: $(545,749)
- Net cash from financing activities: $897,793
- Net change in cash and cash equivalents: $352,044
- Cash and cash equivalents (end of year): $584,665

Other Items from the notes:

The independent auditor's report includes an emphasis-of-matter regarding "going concern," describing that the Issuer has incurred losses, has negative working capital, and has experienced negative cash flows from operations. Management's outlined plans include pursuing a crowdfunding campaign, expanding revenue-generating activities, and seeking additional sources of capital; execution risk remains, and the audit opinion is not modified with respect to this matter.

Financial Milestones & Anticipated Revenues

Management expects future performance to be driven by continued execution of its contracted revenue streams and the integration and monetization of acquired community solar operating assets and related contractual cash flows (as applicable). Future results will depend on customer subscription performance, counterparty behavior, acquisition/integration execution, and broader market and regulatory conditions.

Financial Projections

Management may provide projections or operational metrics on the Offering Page or in supplemental materials. Projections are not guarantees and actual results will vary with operating performance, integration timing, and market conditions. The Issuer may update projections in the portal if material changes occur.

Noteholder Status

Noteholders are creditors of the Issuer. Payments are expected to be made quarterly (interest-only) with full principal due at maturity, administered by Climatize Earth Securities LLC as Administrative Agent and supported by a Payment Reserve Account as described in the Offering Documents. Unlike the Green Bridge operating-asset template, this transaction is structured around refinancing acquisition-related capital and may include (or be expected to include) Senior Debt and/or seller-financed obligations associated with the acquisition; therefore, investor payment rights may be subject to subordination/intercreditor terms and reserve-related controls as set forth in the final Offering Documents.

Liquidity and Capital Resources

As of December 31, 2024, the Issuer reported $584,665 in cash and cash equivalents and $650,638 in accounts receivable, with negative working capital and negative operating cash flow for 2024. The Issuer's ability to fund operations and meet obligations depends on operating performance, collections, execution of growth and integration plans, and access to additional capital including proceeds from this Offering and other financings, if any.

Use of Funds for this Offering

Use of proceeds is described in the Term Sheet and Promissory Note. In general, proceeds are intended to support (i) financing/refinancing a portion of acquisition-related cash consideration and/or acquisition capital associated with community solar operating assets and related contractual cash flows, (ii) transaction and integration costs, (iii) reserve funding including the Payment Reserve sized pursuant to the Offering Documents, and (iv) other qualified project-related operating costs, in each case subject to the restrictions and controls set forth in the Offering Documents and Administrative Agent oversight.

Capitalization and Indebtedness

The Issuer has equity securities outstanding as reflected in the audited financial statements (common and preferred). As of December 31, 2024, the Issuer also reported debt and debt-like obligations, including short-term debt ($495,308), an SBA loan ($149,900), and convertible notes ($250,000), among other liabilities, for total liabilities of $1,750,905. Any additional indebtedness including any Senior Debt facility and/or seller note associated with acquisition financing and any related payment priority or subordination terms will be governed by the Offering Documents and disclosed in the final Form C and exhibits.

Regulatory Information

Tax

Investors will receive annual tax reporting for interest earned on their Notes, including, for example, IRS Form 1099-INT or any other required forms. Climatize will prepare draft tax forms and provide them to the Issuer for review and approval before issuing them to Investors. Once approved, Climatize will deliver finalized forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their taxpayer identification and contact information current with Climatize and the Issuer to ensure proper delivery.

Disqualification

To the Issuer's knowledge after reasonable inquiry, no "Disqualifying Event" has occurred with respect to the Issuer, its predecessors, affiliated entities, directors, officers, or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report on Form C-AR with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://neighborhoodsun.solar/.

The Issuer will continue ongoing Regulation Crowdfunding reporting until one of the following occurs:

- the Issuer becomes subject to reporting under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;
- the Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;
- all of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or
- the Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize Earth Securities LLC is an SEC-registered funding portal and FINRA member serving as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax-form assistance, and the distribution of interest payments on behalf of the Issuer. Climatize also acts as Administrative Agent for the Investors under the Offering Documents.

Compensation paid by the Issuer to Climatize:

- Origination Fee. A one-time origination fee equal to 5.00% of the total Offering Amount, payable at closing; and
- Administrative / Servicing Fee. An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

Climatize, as Administrative Agent, coordinates enforcement and payment matters under the Promissory Note, Term Sheet and related Offering Documents.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Operating-Portfolio Performance Risk

Repayment depends on the performance of the operating community solar customer subscription servicing platform and related contractual cash flows including subscriber enrollment, subscriber retention, billing and collections, and servicing revenue. If portfolio cash flows underperform expectations, cash available for debt service may be reduced and Investor payments may be delayed.

Subscriber Churn and Enrollment Risk

Revenue may depend on maintaining sufficient subscriber participation and replacing subscribers who cancel or become ineligible. Higher-than-expected churn, lower enrollment, customer credit issues, or customer-service failures could reduce revenue and impair repayment capacity.

Counterparty Risk (Asset Owners, Developers, and Other Contract Parties)

The Issuer's cash flows may depend on counterparties including community solar asset owners, developers, and other contractual partners honoring servicing agreements, revenue-sharing arrangements, and other contracts. Counterparty disputes, terminations, performance failures, or bankruptcies could reduce or suspend cash flows.

Utility Billing Credit and Settlement Risk

Community solar revenues and subscriber bill credits may rely on utility billing, data exchange, credit calculations, and settlement timing. Delays, disputes, meter or billing errors, utility program changes, or operational interruptions could reduce or defer cash receipts.

Technology, Platform, and Data Integrity Risk

The Issuer's operations depend on software systems and data (including subscriber information, utility data, billing workflows, and reporting). System failures, implementation defects, outages, inaccurate data, or third-party platform disruptions could impair operations, increase costs, and delay payments or reporting.

Cybersecurity and Privacy Risk

The Issuer may store and process sensitive customer and business information. Cyber incidents, ransomware, phishing, data breaches, or privacy compliance failures could cause operational disruption, reputational harm, regulatory exposure, litigation, and increased costs, adversely affecting repayment.

Acquisition Closing and Integration Risk

This transaction is tied to an acquisition and transition of operating assets and contracts. The acquisition may be delayed, modified, or not consummated due to unmet conditions, purchase price adjustments, indemnity disputes, transition failures, customer attrition during migration, or operational integration challenges. Any of these could materially impair cash flows available for debt service.

Regulatory and Policy Risk

Community solar is regulated and policy-dependent. Changes in federal, state, or local rules (including program eligibility, bill credit rules, net metering/community solar frameworks, consumer protection requirements, or renewable program rules) may reduce revenue, restrict operations, or increase compliance costs.

Portfolio Concentration Risk

Cash flows may be concentrated by geography, utility territory, program rules, or a limited number of counterparties or contracts. Adverse events affecting a specific state program, utility, or major counterparty could disproportionately impact repayment.

Interest-Only Structure and Balloon Payment

The Note pays interest only during the term and requires full principal repayment at maturity. If operating cash flow is lower than expected or refinancing/exit markets tighten near maturity, the Issuer may lack sufficient capital to repay the Note on time.

Payment Reserve and Waterfall Limitations

A Payment Reserve Account is intended to support scheduled payments but is limited in size and permitted uses. If shortfalls exceed the reserve or persist, Investor payments may be delayed. The payment waterfall also prioritizes certain fees and reserve requirements before Investor distributions, which can reduce amounts available to Investors in any period.

Senior Debt / Intercreditor / Subordination Risk

The transaction contemplates, or may require, senior financing and/or seller-financed obligations. If senior debt or other senior obligations exist, Investor payments and remedies may be contractually subordinated or restricted under intercreditor/subordination terms, including potential payment blockage during defaults.

Escrow Release / Financing Condition Risk

Offering proceeds may be subject to escrow release conditions (including documentation of a senior facility or other closing conditions). If conditions are not satisfied, the Offering may not close on the expected timeline (or at all), funds may be returned, and the Issuer may incur additional costs or delays that could adversely affect performance.

Liquidity and Refinancing Risk

The Notes are illiquid. There is no public market, transfers are restricted for one year under Regulation Crowdfunding, and repayment at maturity may depend on refinancing or other capital sources, which are sensitive to market conditions.

No Equity Upside; No Voting Rights

Investors are creditors, not owners. There is no equity participation or conversion feature, and Noteholders have no voting or governance rights. In a restructuring or bankruptcy, remedies may be limited to creditor claims under the Promissory Note and applicable law.

Dependence on Administrative Agent and Service Providers

Payment processing, tax reporting, and enforcement are coordinated by the Administrative Agent and third-party vendors. Technology failures, cyber incidents, operational errors, or service disruptions could delay payments or reporting.

Conflicts of Interest and Related-Party Transactions

The Issuer or its affiliates may have relationships with vendors, contractors, counterparties, or financing sources. Even if transactions are intended to be arm's-length, perceived or actual conflicts could affect decisions or economics.

Financial Statement and Projection Uncertainty

Historical results may not predict future performance. Projections (if any) are based on assumptions that may prove inaccurate (customer behavior, program stability, costs, timing, and counterparty performance), and actual results may differ materially.

Change of Control and Corporate Matters

A change of control could trigger immediate repayment if the Note provides for it. If the Issuer cannot meet that obligation, repayment may be delayed or incomplete. Corporate actions, tax changes, regulatory actions, or litigation could also affect performance.

Force Majeure

Events beyond the Issuer's control (e.g., severe weather, pandemics, labor shortages, supply chain disruptions, or geopolitical events) may interrupt operations, increase costs, or delay payment.

Exhibit A – Promissory Note

(The full text of the Promissory Note, is incorporated by reference and governs investor rights and obligations, including interest-only quarterly payments, 60-month maturity, prepayment, payment waterfall, and the Payment Reserve Account. A copy may be provided upon request.)

Exhibit B – Term Sheet

(Full text of the Term Sheet, is incorporated by reference into the Form C and summarizes key financial and legal terms of this Offering. A copy may be provided upon request.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

This Offering is conducted through Climatize Earth Securities LLC ("Climatize"), an SEC-registered, FINRA-member funding portal. Securities will be delivered electronically.

Remuneration for Climatize

Origination Fee. A fee equal to 5.00% of the gross proceeds; paid by the Issuer at closing.

Administrative / Servicing Fee. A fee equal to 0.50% per annum of the gross proceeds, charged for each year of the 60-month term, and deducted upfront from Offering proceeds for the full five-year term (2.50% of gross proceeds). The amount deducted is held in custody in the Payment Reserve Account until earned and released at the beginning of each year, in accordance with the payment waterfall and the Offering Documents.

Investing Process

To invest in the Offering, Investors must open a Climatize account and complete the Know-Your-Customer (KYC) identity verification and the Anti-Money Laundering (AML) screening. These checks are performed at no cost to investors. Investors must be 18 or older. Non-U.S. residents may be restricted by local securities laws. Additional education information is available at: https://www.climatize.earth/educational-materials/. Investor funds are held in escrow with North Capital Securities, an independent escrow agent, until a valid closing.

Progress during an Offering

Climatize displays an investment progress bar and Issuer updates on the Offering Page. Investors can post questions in the "Discussion" tab after signing in. Climatize provides email notifications regarding commitments, material changes, and the Offering status.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount and a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel any time until 48 hours before the applicable deadline. If the Target is met before the deadline, the Issuer may close early with at least 5 business days' notice unless a material change occurs, which requires reconfirmation. If an investor does not reconfirm after a material change, the commitment is canceled, and funds are returned.

To cancel: (1) go to your Home Page on the Climatize platform by logging in to Climatize; (2) open "My Projects"; (3) select the project and choose "Cancel Investment". Once canceled, Climatize will initiate a refund to your linked account. If additional assistance is needed, please email climatize at support@climatize.earth.

Early Close

If (i) the Target is reached in settled funds, (ii) the Offering has been open at least 21 days, and (iii) at least 10 calendar days remain before the Close Date, the Issuer may choose to close the Offering ("Early Close"). Climatize will notify potential investors of the Early Close by email at least 5 business days before the Early Close date absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. Investors may cancel for any reason up to 48 hours before the Early Close.

Material Changes

Upon a Material Change during a raise, investors with commitments will receive a notice via email of the Material Change and that the investor must reconfirm their investment within five (5) business days. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund without interest or deduction.

Oversubscribed

If commitments exceed the Target (e.g., the Offering is oversubscribed), allocations are accepted on a first-come, first-served basis up to the Maximum. The Issuer may, but is not required to, accept additional subscriptions after reaching the Maximum. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being

Securities generally may not be resold for one year beginning when the Securities were issued expect to the following: (1) the Issuer; (2) an "accredited investor"; (3) as part of an SEC-registered offering; or (4) a member of the family of the purchaser or the equivalent, a related trust, or in connection with the death or divorce of the purchaser or other similar circumstances. The Issuer may require a legal opinion, no-action letter, or other evidence to ensure compliance with applicable law.

Following the one-year holding period, any sale, pledge, or other transfer of the Securities requires (a) the Issuer's prior written consent and (b) evidence of compliance with applicable securities laws. Prior to any proposed transfer, the holder shall deliver written notice to the Issuer describing the manner and circumstances of the transfer. The Issuer shall not recognize, and shall instruct its transfer agent to refuse, any transfer absent, at the holder's expense, either (i) a legal opinion reasonably satisfactory to the Issuer that the transfer may be effected without registration under the Securities Act, (ii) an SEC no-action letter to that effect, or (iii) other evidence reasonably satisfactory to the Issuer's counsel demonstrating an available exemption. Upon receipt of satisfactory evidence, the Issuer shall authorize the transfer.

Appendix 2 – Payment Schedule (Interest-Only; Illustrative)

This table is subject to change depending on the Issuance Date.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions.

Structure: Interest-only, quarterly in arrears on January 1, April 1, July 1, and October 1; balloon principal at month 60 (maturity). First payment may be a stub from the Issuance Date to the next scheduled quarter-end.

Quarterly Interest Formula: Principal x 9.25% / 4 = $2.3125% of funded principal per quarter.

Examples (rounded):

- If Target: quarterly interest = $5,781.25; balloon principal at maturity: $250,000.
- If Maximum: quarterly interest = $11,562.27; balloon principal at maturity: $500,000.

Exact payment dates depend on actual Issuance Date. The portal will display the live schedule once the closing date is set. This schedule is illustrative and subject to the Offering Documents.

Illustrative Schedule – Target Amount Example

Max Amoun	250,000
Funding Dat	4/13/2026

Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Additional Payment	Total Payment	Principal Paid	Interest Paid	Ending Principal Balance
1	7/1/2026	250,000	5,005.14		5,005.14	-	5,005.14	250,000
2	10/1/2026	250,000	5,781.25		5,781.25	-	5,781.25	250,000
3	1/1/2027	250,000	5,781.25		5,781.25	-	5,781.25	250,000
4	4/1/2027	250,000	5,781.25		5,781.25	-	5,781.25	250,000
5	7/1/2027	250,000	5,781.25		5,781.25	-	5,781.25	250,000
6	10/1/2027	250,000	5,781.25		5,781.25	-	5,781.25	250,000
7	1/1/2028	250,000	5,781.25		5,781.25	-	5,781.25	250,000
8	4/1/2028	250,000	5,781.25		5,781.25	-	5,781.25	250,000
9	7/1/2028	250,000	5,781.25		5,781.25	-	5,781.25	250,000
10	10/1/2028	250,000	5,781.25		5,781.25	-	5,781.25	250,000
11	1/1/2029	250,000	5,781.25		5,781.25	-	5,781.25	250,000
12	4/1/2029	250,000	5,781.25		5,781.25	-	5,781.25	250,000
13	7/1/2029	250,000	5,781.25		5,781.25	-	5,781.25	250,000
14	10/1/2029	250,000	5,781.25		5,781.25	-	5,781.25	250,000
15	1/1/2030	250,000	5,781.25		5,781.25	-	5,781.25	250,000
16	4/1/2030	250,000	5,781.25		5,781.25	-	5,781.25	250,000
17	7/1/2030	250,000	5,781.25		5,781.25	-	5,781.25	250,000
18	10/1/2030	250,000	5,781.25		5,781.25	-	5,781.25	250,000
19	1/1/2031	250,000	5,781.25		5,781.25	-	5,781.25	250,000
20	4/1/2031	250,000	5,781.25		5,781.25	-	5,781.25	250,000
21	7/1/2031	250,000	255,781.25		255,781.25	250,000.00	5,781.25	-
	Total		370,630.14	0.00	370,630.14	250,000.00	120,630.14	

Illustrative Schedule – Maximum Amount Example

Max Amoun	500,000							
Funding Dat	4/13/2026							

Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Additional Payment	Total Payment	Principal Paid	Interest Paid	Ending Principal Balance
1	7/1/2026	500,000	10,010.27		10,010.27	-	10,010.27	500,000
2	10/1/2026	500,000	11,562.50		11,562.50	-	11,562.50	500,000
3	1/1/2027	500,000	11,562.50		11,562.50	-	11,562.50	500,000
4	4/1/2027	500,000	11,562.50		11,562.50	-	11,562.50	500,000
5	7/1/2027	500,000	11,562.50		11,562.50	-	11,562.50	500,000
6	10/1/2027	500,000	11,562.50		11,562.50	-	11,562.50	500,000
7	1/1/2028	500,000	11,562.50		11,562.50	-	11,562.50	500,000
8	4/1/2028	500,000	11,562.50		11,562.50	-	11,562.50	500,000
9	7/1/2028	500,000	11,562.50		11,562.50	-	11,562.50	500,000
10	10/1/2028	500,000	11,562.50		11,562.50	-	11,562.50	500,000
11	1/1/2029	500,000	11,562.50		11,562.50	-	11,562.50	500,000
12	4/1/2029	500,000	11,562.50		11,562.50	-	11,562.50	500,000
13	7/1/2029	500,000	11,562.50		11,562.50	-	11,562.50	500,000
14	10/1/2029	500,000	11,562.50		11,562.50	-	11,562.50	500,000
15	1/1/2030	500,000	11,562.50		11,562.50	-	11,562.50	500,000
16	4/1/2030	500,000	11,562.50		11,562.50	-	11,562.50	500,000
17	7/1/2030	500,000	11,562.50		11,562.50	-	11,562.50	500,000
18	10/1/2030	500,000	11,562.50		11,562.50	-	11,562.50	500,000
19	1/1/2031	500,000	11,562.50		11,562.50	-	11,562.50	500,000
20	4/1/2031	500,000	11,562.50		11,562.50	-	11,562.50	500,000
21	7/1/2031	500,000	511,562.50		511,562.50	500,000.00	11,562.50	-
		Total	741,260.27	0.00	741,260.27	500,000.00	241,260.27	

The first scheduled date is the next January 1, April 1, July 1, and October 1 following the Issuance Date; the first period may be a stub.

$10,000 Investment Example (Illustrative)

To help individual investors understand what payments look like, here is an example for a $10,000 investment in this Offering.

- Interest Rate: 9.25% per year (fixed, simple, 30/365 convention)
- Quarterly Interest Payment: $231.25
- Principal Repayment: Entire $10,000 is due in one balloon payment at maturity which is 60 months after issuance.

This schedule assumes no defaults, prepayments or delays. Payments are made in arrears on January 1, April 1, July 1, and October 1 of each year. Actual first payment may be a short "stub" period from the Issuance Date to the next quarter-end.

Illustrative Schedule - $10,000 Investment Example

Max Amoun	10,000
Funding Dat	4/13/2026

Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Additional Payment	Total Payment	Principal Paid	Interest Paid	Ending Principal Balance
1	7/1/2026	10,000	200.21		200.21	-	200.21	10,000
2	10/1/2026	10,000	231.25		231.25	-	231.25	10,000
3	1/1/2027	10,000	231.25		231.25	-	231.25	10,000
4	4/1/2027	10,000	231.25		231.25	-	231.25	10,000
5	7/1/2027	10,000	231.25		231.25	-	231.25	10,000
6	10/1/2027	10,000	231.25		231.25	-	231.25	10,000
7	1/1/2028	10,000	231.25		231.25	-	231.25	10,000
8	4/1/2028	10,000	231.25		231.25	-	231.25	10,000
9	7/1/2028	10,000	231.25		231.25	-	231.25	10,000
10	10/1/2028	10,000	231.25		231.25	-	231.25	10,000
11	1/1/2029	10,000	231.25		231.25	-	231.25	10,000
12	4/1/2029	10,000	231.25		231.25	-	231.25	10,000
13	7/1/2029	10,000	231.25		231.25	-	231.25	10,000
14	10/1/2029	10,000	231.25		231.25	-	231.25	10,000
15	1/1/2030	10,000	231.25		231.25	-	231.25	10,000
16	4/1/2030	10,000	231.25		231.25	-	231.25	10,000
17	7/1/2030	10,000	231.25		231.25	-	231.25	10,000
18	10/1/2030	10,000	231.25		231.25	-	231.25	10,000
19	1/1/2031	10,000	231.25		231.25	-	231.25	10,000
20	4/1/2031	10,000	231.25		231.25	-	231.25	10,000
21	7/1/2031	10,000	10,231.25		10,231.25	10,000.00	231.25	-
		Total	**14,825.21**	**0.00**	**14,825.21**	**10,000.00**	**4,825.21**	

Appendix 3 – Financial Statements

(Audited U.S. GAAP financial statements for the fiscal years ended December 31, 2023 and December 31, 2024, together with the independent auditor's report dated December 5, 2025. Incorporated by reference.)

NEIGHBORHOOD SUN BENEFIT CORP.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

NEIGHBORHOOD SUN BENEFIT CORP.
TABLE OF CONTENTS
DECEMBER 31, 2024 AND 2023



Roy & Associates,
CPA P.C.

Registered with the California Board of Accountancy

<u>INDEPENDENT AUDITOR'S REPORT</u>

To the Board of Directors and Management
Neighborhood Sun Benefit Corp. :

Opinion
We have audited the accompanying financial statements of Neighborhood Sun Benefit Corp. ("the Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neighborhood Sun Benefit Corp. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Neighborhood Sun Benefit Corp. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion .

Other Matter – Going Concern
We draw attention to Note 12 of the financial statements, which describes certain conditions that may affect the Company's ability to continue as a going concern. As disclosed in the note, the Company has incurred losses, has negative working capital, and has experienced negative cash flows from operations. Management has outlined plans to support ongoing operations, including pursuing a crowdfunding campaign, expanding revenue-generating activities, and seeking additional sources of capital. The Company's ability to continue as a going concern over the twelve months following the date the financial statements were available to be issued depends on the successful execution of these plans. As described in Note 12, these factors create uncertainty regarding the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Neighborhood Sun Benefit Corp.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•   Exercise professional judgment and maintain professional skepticism throughout the audit.

•   Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Neighborhood Sun Benefit Corp.'s internal control. Accordingly, no such opinion is expressed.

•   Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•   Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Neighborhood Sun Benefit Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Signed by:

Piyush Roy

3A687A036A154DD...

Piyush Roy, Partner
Roy & Associates, CPA P.C.
License Number 9775
Fremont, California
December 05, 2025

NEIGHBORHOOD SUN BENEFIT CORP.
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 584,665	$ 232,621
Accounts Receivable	650,638	621,544
Prepaid Expenses	4,414	346
Right of Use Asset	22,789	-
Security Deposits	12,756	-
Total current assets	1,275,262	854,511
NON CURRENT ASSETS		
Right of Use Asset	-	105,554
OTHER ASSETS		
Goodwill	6,841,480	6,841,480
Security Deposits	-	12,756
Total other assets	6,841,480	6,854,236
	$ 8,116,742	$ 7,814,301
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 363,047	$ 384,319
Accrued expenses	52,355	54,950
Short Term Debt	495,308	254,215
Convertible Notes	250,000	-
Lease Liability - current	22,789	52,072
Payroll Liabilities	129,115	152,778
Other payable	28,980	123,442
Deferred income	259,411	-
Total current liabilities	1,601,005	1,021,776
LONG-TERM LIABILITIES		
SBA Loan	149,900	149,900
Lease Liability - non-current	-	53,481
Total long-term liabilities	149,900	203,381
Total liabilities	1,750,905	1,225,157
EQUITY		
Common stock	204	204
Preferred Stock	119	119
Additional paid in capital	14,392,733	13,986,033
Accumulated Deficit	(8,027,219)	(7,397,212)
Total equity	6,365,837	6,589,144
	$ 8,116,742	$ 7,814,301

The accompanying notes are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	2024	2023
REVENUES	$ 6,493,589	$ 4,889,506
COST OF GOODS SOLD	3,660,782	2,316,881
INCOME FROM OPERATIONS	2,832,807	2,572,625
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,376,392	4,161,513
NET LOSS FROM OPERATIONS	(543,585)	(1,588,888)
OTHER (EXPENSES) INCOME		
Interest expense	(101,580)	(42,169)
Other income	16,308	8,197
Total other (expenses) income	(85,272)	(33,972)
NET LOSS BEFORE INCOME TAX PROVISION	(628,857)	(1,622,860)
INCOME TAX PROVISION	1,150	-
NET LOSS	$ (630,007)	$ (1,622,860)

The accompanying notes are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (630,007)	$ (1,622,860)
Adjustments to reconcile net income to net cash from operating activities:		
(Increase) decrease in operating assets		
Accounts receivable	(29,094)	(75,758)
Right of Use Asset	82,765	-
Prepaid expenses	(4,068)	-
Increase (decrease) in operating liabilities		
Accounts payable	(21,272)	427,987
Accrued expenses	(2,595)	-
Payroll Liabilities	(23,663)	35,407
Deferred income	259,411	-
Other payable	(94,462)	-
Current Lease Liability	(82,764)	-
Net cash flow from operating activities	(545,749)	(1,235,224)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Common Stock	-	16
Issuance of Preferred Stock	-	104
Additional paid in capital	406,700	527,876
Short Term Debt	241,093	204,615
Convertible Notes	250,000	-
Net cash flow from financing activities	897,793	732,611
NET CHANGES IN CASH AND CASH EQUIVALENTS	352,044	(502,613)
CASH AND CASH EQUIVALENTS - BEGINNING	232,621	735,234
CASH AND CASH EQUIVALENTS - END	$ 584,665	$ 232,621
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 84,283	$ 16,158
Income taxes	$ 1,150	$ -

The accompanying notes are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	Common Stock		Series AA Preferred		Series AA-1 Preferred		Series AA-2 Preferred		Series AA-3 Preferred		Series AA-4		Additional Paid In Capital	Accumulated Deficit	Total Equity
	# Shares	Amount $	# Shares	Amount $	# Shares	Amount $	# Shares	Amount $	# Shares	Amount $	# Shares	Amount $			
January 01, 2023	1,882,712	$ 188	146,656	$ 15	-	$ -	-	$ -	-	$ -	-	$ -	$ 11,460,427	$ (5,774,352)	$ 5,686,278
Issuance of Stock	154,669	16	-	-	232,042	23	590,213	59	194,885	19	28,216	3	2,525,606	-	2,525,726
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,622,860)	(1,622,860)
December 31, 2023	2,037,381	204	146,656	15	232,042	23	590,213	59	194,885	19	28,216	3	13,986,033	(7,397,212)	6,589,144
Issuance of Stock	-	-	-	-	-	-	-	-	-	-	-	-	406,700	-	406,700
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(630,007)	(630,007)
Share allocation	-	-	-	-	-	-	-	-	73	-	35	-	-	-	-
December 31, 2024	2,037,381	$ 204	146,656	$ 15	232,042	$ 23	590,213	$ 59	194,958	$ 19	28,251	$ 3	$ 14,392,733	$ (8,027,219)	$ 6,365,837

The accompanying notes are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

1. ORGANIZATION AND INDUSTRY

Neighborhood Sun Benefit Corp. ("the Company") is a corporation organized under the laws of the State of Maryland. The Company is a community-focused, grassroots clean energy provider that saves people money on electricity and helps our environment with selling and managing subscriptions to fund community solar projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the fiscal year ends on December 31.

Cash and cash equivalents

Cash and Cash Equivalents reported on the statement of cash flows include all cash amounts and liquid investments maturing in three months or less. Cash and Cash Equivalents as of December 31, 2024 and 2023 were comprised of general operating accounts.

Income and deferred taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions

in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, District of Columbia, Florida, Maryland, New Jersey, New York, Virginia, and Connecticut. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is subject to examination by U.S. federal and state taxing jurisdictions; however, there are currently no audits for any open tax years.

The accompanying notes are an integral part of these financial statements.

Property and equipment

Fixed assets are stated at cost. The Company provides for depreciation by the straight-line method over the estimated· useful lives of the principal classes of property. Company's fixed assets have been fully depreciated as of December 31, 2024 and 2023. Repairs and maintenance are expensed as incurred.

Advertising cost

Advertising costs, which are included in the statement of income, are expensed as incurred. Advertising expense amounted to $0 for the years ended December 31, 2024 and 2023.

Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the expected consideration for those goods or services. The Company generates revenue through the sale and management of solar energy projects. Upon full development of the projects, subscribers receive credits for the sale of electric power to local utility operators. The Company's primary performance obligation is to satisfy contract agreements with subscribers and solar project developers.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent accounting pronouncements

There have been no material developments relating to recent accounting pronouncements, including the expected dates of adoption and estimated effects on the Financial Statements and footnote disclosures thereto, since those disclosed in the Annual Report.

The accompanying notes are an integral part of these financial statements.

3. LEASES

    The Company may lease certain buildings and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities on the balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company calculates operating lease liabilities with an incremental borrowing rate based on the information available at lease commencement. All lease and non-lease components are accounted for separately for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized

4. CONCENTRATION OF CREDIT RISK

    The Company has concentrated its credit risk for cash by maintaining all of its deposits in one bank. The United States Federal Deposit Insurance Corporation ("FDIC") insures each depositor for up to $250,000.

5. RELATED PARTY TRANSACTIONS

    The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

6. GOODWILL

    On November 11th, 2021, the Company completed the acquisition of Astral Power, Inc. with a share exchange of $7,331,338 and recognized goodwill of $6,841,480 over the estimated fair value of the net assets acquired. The Company acquired Astral Power, Inc. with hopes of expanding its business and brand Goodwill represents the excess of the purchase price of an acquired business over the fair value of its identifiable net assets acquired. Goodwill is recognized as of the acquisition date and is not amortized but is subject to impairment testing at least annually or more frequently if events or circumstances indicate potential impairment.

    The Company performs its goodwill impairment tests on an annual basis, generally during the fourth quarter, or when events or changes in circumstances occur that suggest potential impairment. The Company determines goodwill impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value is estimated using various valuation techniques, including the income approach, market approach, or a combination of both, as appropriate. The Company considers market participant assumptions and estimates to determine the fair value of the reporting unit. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess amount. The impairment loss is measured as the difference between the carrying amount of goodwill and its implied fair value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities, including unrecognized intangible assets, in a hypothetical analysis similar to a purchase price allocation. Any remaining fair value after allocating to identified and unrecognized net assets is attributed to goodwill. The Company considers various factors in assessing potential impairment, including changes in the business environment, industry conditions, and the financial performance of the reporting unit. Additionally, the Company may consider qualitative factors such as adverse legal or regulatory developments, market conditions, and changes in the competitive landscape. When applicable, the Company performs a quantitative analysis to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, indicating a potential impairment. As of December 31st, 2024 and 2023, the management does not believe there are any indicators of other than temporary impairment.

The accompanying notes are an integral part of these financial statements.

7. DEBT

In July 2023, the Company received an Intuit Loan in the amount of $30,000. The loan accrued interest at 25.50% and matured in 2024. As of December 31, 2023, the unpaid principal was $14,215, and the loan was fully repaid during 2024.

In March 2024, the Company received an Intuit Loan in the amount of $125,000. The loan accrues interest at 18.00% and matures in 2026. As of December 31, 2024, the unpaid principal was $78,308. Management intends to pay the loan in full in 2025.

The Company maintains a revolving Line of Credit with Amalgamated Bank in the amount of $250,000, secured by certain assets. The facility accrues interest at 9.50% and matures on October 31, 2025. The outstanding balance at December 31, 2024 and 2023 was $240,000.

In March 2024, the Company entered into a Working Capital Facility with Galt Power in the amount of $177,000. The facility accrues interest at 18% per annum. As of December 31, 2024, the unpaid principal was $177,000. Accrued interest was $15,351. This facility was fully repaid in July 2025.

Astral Power Inc., a subsidiary, received a Small Business Administration (SBA) Economic Injury Disaster Loan ("EIDL") in the amount of $150,000. The loan accrues interest at 3.75% and matures in 2050. As of December 31, 2024, the outstanding principal was $149,900.

Accrued interest on loans is included in current liabilities.

Debt Summary as of December 31, 2024 and 2023:

Debt Instrument	Principal Amount	Interest Rate	Maturity Date	2024 Current	2024 non-current	2024 Total	2023 Current	2023 non-current	2023 Total
Intuit Loan (2024)	125,000	18.00%	2026	78,308	–	78,308	–	–	–
Intuit Loan (2023)	30,000	25.50%	2024	–	–	–	14,215	–	14,215
Line of Credit – Amalgamated Bank	240,000	9.50%	2025	240,000	–	240,000	240,000	–	240,000
Galt Power Facility	177,000	18.00%	2025	177,000	–	177,000	–	–	–
SBA EIDL Loan	150,000	3.75%	2050	–	149,900	149,900	–	149,900	149,900
Total	**692,000**			**495,308**	**149,900**	**645,208**	**254,215**	**149,900**	**404,115**

The accompanying notes are an integral part of these financial statements.

8. EQUITY

Capital Structure
The Company is authorized to issue 3,490,666 shares of common stock and 1,199,790 shares of preferred stock, each with a par value of $0.0001 per share. There were no changes to the authorized share capital during the years ended December 31, 2024 and 2023.

Common Stock
Holders of common stock are entitled to one vote per share and to receive dividends when and if declared by the Board of Directors, after any preferential dividends to preferred stockholders. In the event of liquidation, common stockholders are entitled to share in any remaining assets after settlement of liabilities and preferred stock preferences. As of December 31, 2024 and 2023, the Company had 2,037,381 shares of common stock issued and outstanding.

Preferred Stock
The Company has multiple series of preferred stock (Series AA, AA-1, AA-2, AA-3 and AA-4). Each series has dividend, liquidation, conversion and anti-dilution rights as described in the Company's amended and restated certificate of incorporation. Preferred stock ranks senior to common stock with respect to dividends when declared and liquidation preferences, and generally votes together with common stock on an as-converted basis.

In total, the Company had 1,192,163 and 1,192,012 shares of preferred stock issued and outstanding as of December 31, 2024 and 2023, respectively. The small change between years reflects final administrative share allocations relating to the 2023 financing and did not result in additional cash proceeds to the Company.

Warrants
The Company issued certain warrants in previous years. These warrants have not been exercised, do not include any expiration date, and carry an exercise price per share equal to the fair value of the Company's common stock as determined in good faith by the Board at the time of grant. As of December 31, 2024 and 2023, all 103,495 warrants remained outstanding.

Additional Paid-In Capital
Additional paid-in capital represents amounts received from investors in excess of par value for common and preferred stock, including the equity component arising from the conversion of the 2023 convertible notes described above.

Convertible Notes Converted to Equity
In 2023, the Company had outstanding convertible notes that were issued to fund operations. Upon the occurrence of a qualified financing event during 2023, notes issued in 2021 (with an aggregate principal balance of approximately $1.9 million) together with accrued interest were converted into shares of preferred stock in accordance with their terms. As a result, no convertible notes remained outstanding as of December 31, 2023, and the related amounts are included in preferred stock and additional paid-in capital.

The accompanying notes are an integral part of these financial statements.

9. CONVERTIBLE NOTES

In 2024, the Company issued unsecured convertible promissory notes to various investors with an aggregate principal amount of $250,000 (the "Convertible Notes"). The Convertible Notes bear interest at 10% per annum, compounded annually, and mature on, unless earlier converted or repaid in accordance with their terms.

In accordance with ASC 470-20, Debt with Conversion and Other Options, as amended by ASU 2020-06, the Company evaluated the Convertible Notes to determine whether any embedded conversion features required bifurcation as derivative liabilities or separate recognition of beneficial conversion features. Management concluded that the conversion features qualify for the scope exception under ASC 815-10 and do not require separate accounting. Accordingly, the Company accounted for the Convertible Notes as single liability instruments.

The outstanding balance of the Convertible Notes as of December 31, 2024 is $250,000.

10. EQUITY BASED COMPENSATION

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation is measured at the grant date and recognized as expense over the requisite service period. The Company early adopted ASU 2018-07, which permits the use of the intrinsic value method for employee stock-based compensation. Intrinsic value represents the excess of the fair value of the underlying common stock over the exercise price of an option. Because the estimated fair value of the Company's common stock did not exceed the exercise price of any outstanding options, the intrinsic value of all outstanding options was $0 for the years ended December 31, 2024 and 2023.

Management determined there is no active market for the Company's common stock; therefore, management is required to estimate its fair value. In estimating fair value, management considers recent sales of common and preferred equity, price indications from financing transactions, and guidance from independent valuation specialists (including prior 409A valuations). Significant judgment is required in these estimates, and actual results could differ.

For the years ended December 31, 2024 and 2023, management concluded that the fair value of the Company's common stock approximated or did not exceed the exercise prices of outstanding options; therefore, no stock-based compensation expense was recognized during either year.

There were no option grants, exercises, cancellations, forfeitures, modifications, or settlements during 2024 or 2023.

Description	Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Remaining Contractual Term
Options outstanding, January 1, 2023	138,500	$5.406	$0	8.5 years
Activity during 2023	–	–	–	–
Options outstanding, December 31, 2023	138,500	$5.406	$0	7.5 years
Activity during 2024	–	–	–	–
Options outstanding, December 31, 2024	138,500	$5.406	$0	6.5 years

The accompanying notes are an integral part of these financial statements.

11. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company entered into an agreement to lease office space starting December 1, 2021. The operating lease required monthly payments of $4,380 throughout 2023. The current lease expires on April 30, 2025, and is cancelable upon at least thirty days prior written notice. The lease required a security deposit of $12,756. The Company recorded a right of use asset and lease liability of $22,789 related to this office lease. Future minimum lease payments as of December 31, 2024, are as follows:

Year Ending December 31, Payment:

2025	$23,095
Thereafter -	-

12. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. The Company has faced a limited runway since it began operations in 2018 and has successfully continued to operate and grow revenue while reducing losses.

Management strongly believes they will be able to continue raising capital as needed to support operations and growth. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

13. SUBSEQUENT EVENTS

Neighborhood Sun Benefit Corp. has evaluated subsequent events through December 05, 2025, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as December 05, 2025 have been incorporated into these financial statements.

The accompanying notes are an integral part of these financial statements.

Appendix 4 – Material Information

The Issuer will post any material updates to the Offering and related documents on the portal Offering Page. Investors will receive email notices of material changes and must reconfirm any outstanding commitment within five (5) business days of such notice, or the commitment will be canceled and funds returned.







◉ Goal

New York is the largest community solar market in the country, and it is a market we know well. We already manage several projects there, and we now have an opportunity to expand by acquiring operating community solar farm management contracts. This opportunity will provide long term recurring management revenue and a larger footprint in a proven market. If completed, this offering is intended to help us roughly double our assets under management and support a step change in our recurring revenue base. More importantly, it would enable us to serve thousands of additional subscribers across New York, helping more households and businesses lower their electricity costs through community solar, while reducing emissions by increasing the share of power coming from solar instead of fossil generation.


CLIMATE SCIENCE 101
1. IT'S GETTING WARMER
2. IT'S US
3. WE'RE SURE
4. IT'S BAD
5. WE CAN FIX IT
Together
WE ARE
BUILDING A
SOLAR
Community
NEIGHBORHOOD
sun
JOIN US AT
NeighborhoodSun.Solar

Loan Type: INTEREST_ONLY

Payment Cadence: QUARTERLY

Interest: 9.25%

Term: 60 months

Goal: $ 500000

Investors: 0

Minimum Goal: $ 250000

Funded: $ 0

Project Timeline

Cancellation	4/11/2026, 11:59:00 PM
Funding	4/13/2026, 11:59:00 PM
Term Conversion (distributions start)	10/1/2026, 11:59:00 PM
Maturity (distributions end)	10/1/2031, 11:59:00 PM

(all times are local)

Financial Details

This investment consists of a 60-month (5-year) interest-only loan that pays investors quarterly interest at 9.25% per year, scheduled for January 1, April 1, July 1, and October 1 following the funding date.

Financial Documents

No financial documents.

Payment Schedule

No payment schedule generated

 New York

  

Neighborhood Sun

We are Neighborhood Sun, a tech-enabled community solar company. Through our software platform, Sun Engine, we connect, enroll, and manage subscribers nationwide. We manage 135+ projects across seven states and Washington, DC. Profitable in 2025, we are scaling responsibly in 2026 with durable systems and team.

Team Members



Gary Skulnik
CEO



Cara Humphrey
CRO

John Wilson
CTO

Emily Tokarowski
VP Marketing

Project Id: 00036

✉ Impact Statement (shown in welcome email)
We help thousands of people save on electricity by making community solar easy to access and manage, while cutting power sector emissions.

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in this Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, and any other incorporated Offering Documents (including any account control agreement, intercreditor agreement, or similar instrument). Terms not defined herein that are defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"Accredited Investor" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D.

"Account Control Agreement" means any deposit account control agreement (or similar agreement) governing control of the Payment Reserve Account for the benefit of the Administrative Agent, including any springing or exclusive control rights upon an Event of Default, as set forth in the Offering Documents.

"Administrative Agent" means Climatize Earth Securities LLC, in its capacity as administrative agent and representative of the Noteholders under the Offering Documents, with authority to act on behalf of Investors for administrative, payment, and enforcement matters as provided therein.

"Balloon Payment" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal (and any accrued and unpaid interest due at maturity).

"Change of Control" means any of the following: (1) the sale or other disposition of all or substantially all of the assets or equity of the Issuer, (2) a change in more than fifty percent (50%) of the voting power of the Issuer, or (3) a merger or reorganization of the Issuer where control shifts.

"Clawback" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding or portal/escrow procedures. The Clawback obligation survives repayment and is not subject to offset, withholding, or delay.

"Close Date" or "Offering Close Date" means the date the Offering ends, whether by Early Close or by expiration of the stated Offering period, as posted on the Offering Page, subject to satisfaction of any closing/escrow release conditions in the Offering Documents.

"Collateral" means the collateral (if any) pledged, assigned, or granted as security for the Note pursuant to the Promissory Note and related Offering Documents, which may include (as applicable) contracts and receivables, general intangibles (including software/IP-related rights to the extent pledged), equity interests in a project/operating subsidiary, and the Payment Reserve Account (including control rights), in each case subject to the scope, exclusions, and perfection mechanics set forth in the Offering Documents.

"Default" means a failure to perform under the terms of the Promissory Note, Term Sheet, or other Offering Documents, including (as applicable) non-payment, breach of covenants, insolvency events, material misrepresentation, improper use of proceeds, or failure to maintain or replenish required reserves, in each case as further defined in the Promissory Note.

"Disqualifying Event" means an event disqualifying the Issuer or its covered persons from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"Early Close" means a permitted early closing of the Offering in accordance with Regulation Crowdfunding and portal procedures, including satisfaction of any minimum offering period requirements, investor notice requirements, and the absence (or proper handling) of any Material Change requiring reconfirmation.

"Escrow Agent" means North Capital Securities (or such other third-party escrow provider identified on the Offering Page) responsible for holding Investor funds until closing and release in accordance with the Offering Documents and escrow instructions.

"Interest Rate" means the fixed annual interest rate applied to the outstanding principal balance of the Note. For this Offering, the stated interest rate is 9.25% per annum (fixed), as set forth in the Offering Documents.

"Investor" or "Noteholder" means any person or entity that commits capital to this Offering and is issued a Note (or a fractional interest therein) pursuant to the Offering Documents.

"Issuance Date" means the date on which (i) the Offering closes, (ii) the Note is issued, and (iii) Offering proceeds are released from escrow in accordance with the Offering Documents (including satisfaction of any escrow release conditions). The Term begins on the Issuance Date.

"Issuer" means Neighborhood Sun Benefit Corporation, the entity conducting this Regulation Crowdfunding Offering.

"Material Change" means any change to the Issuer, the Offering terms, or other Offering information that would reasonably be expected to affect an Investor's investment decision, and that triggers reconfirmation requirements under Regulation Crowdfunding.

"Maturity Date" means the date that occurs sixty (60) months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full, subject to the Promissory Note.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and in-laws of the purchaser, including adoptive relationships.

"Note" means the debt instrument issued to Investors under this Offering, evidenced by the Promissory Note and governed by the Offering Documents. The Note is interest-only with a balloon principal repayment at maturity, subject to the covenants, reserves, payment waterfall, and other terms set forth in the Offering Documents.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C pursuant to which the Notes are issued to Investors.

"Offering Amount" means (i) the Target Offering Amount and (ii) the Maximum Offering Amount for this Offering, as set forth below.

"Payment Reserve Account" means the reserve deposit account established and maintained pursuant to the Offering Documents to support scheduled payments and/or fee and reserve mechanics, subject to the Payment Waterfall and any Account Control Agreement.

"Payment Waterfall" means the sequence in which amounts on deposit (including revenues and/or amounts in the Payment Reserve Account) are applied and distributed, including payment of approved fees (including Administrative/Servicing fees as applicable), interest, principal, reserve replenishment requirements, and any residual distributions, as set forth in the Promissory Note and/or Term Sheet.

"Promissory Note" means the contractual note instrument and related loan agreement terms between the Issuer (and/or any specified borrower party) and the Investors, outlining interest, maturity, payment terms, covenants, events of default, and enforcement rights, incorporated into this Form C by reference and attached as an exhibit.

"Regulation Crowdfunding" means the federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing eligible issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Securities" means the Notes (or fractional interests therein) offered in this Form C under Regulation Crowdfunding.

"Senior Debt" means any senior credit facility, senior loan, or other indebtedness intended to be senior in right of payment and/or lien priority to the Notes, including any senior facility that is a condition to escrow release, as described in the Offering Documents.

"Servicing Fee" means the fee payable to Climatize for servicing/administration during the Note term, equal to 0.50% per annum of gross Offering proceeds, charged for each year of the 60-month term, funded upfront from Offering proceeds for the full term as described in the Offering Documents, and held in custody (in the Payment Reserve Account) until earned and released at the beginning of each year pursuant to the Payment Waterfall.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Subordination Agreement" means any intercreditor or subordination agreement (if executed) governing the relative rights of a Senior Debt provider (or other senior creditor) and the Noteholders, including any payment blockage, standstill, or remedy limitations during certain defaults, as set forth in the Offering Documents.

"Target Offering Amount" means $250,000, the minimum amount of investor commitments required to complete the Offering (subject to satisfaction of closing and escrow release conditions).

"Maximum Offering Amount" means $500,000, the maximum amount of investor commitments that may be accepted in the Offering.

"Term Sheet" means the summary of the Offering's key financial and legal terms, attached as an exhibit and incorporated by reference.

"Use of Proceeds" means the permitted expenditures using Offering proceeds as set forth in the Term Sheet, Promissory Note, and this Form C, including (as applicable) acquisition/closing costs, transaction and integration expenses, reserve funding (including the Payment Reserve Account), and other qualified project-related operating costs, all subject to the restrictions and controls in the Offering Documents.